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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                   CoBiz Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    19089710
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19089710

1.   Name of Reporting Persons - NOEL N. ROTHMAN
     I.R.S. Identification Nos. of above persons (entities only)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization    UNITED STATES OF AMERICA


  Number of              5.   Sole Voting Power                  1,110,077
  Shares
Beneficially             6.   Shared Voting Power                   83,700
Owned by Each
  Reporting              7.   Sole Dispositive Power             1,110,077
Persons With
                         8.   Shared Dispositive Power              83,700

9.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,193,777

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)     9.01%

12.  Type of Reporting Person (See Instructions)              IN

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ITEM 1. SECURITY AND ISSUER

(a)  Name of Issuer: COBIZ INC.

(b) Address of Issuer's Principal Executive Offices: 821 17TH STREET, DENVER, CO 80202

ITEM 2. IDENTITY AND BACKGROUND

(a)  Name of Person Filing: NOEL N. ROTHMAN

(b) Address of Principal Business Office or, if none, Residence: 311 S WACKER DR., STE 4190, CHICAGO, IL 60606

(c)  Citizenship: UNITED STATES OF AMERICA

(d)  Title of Class of Securities: COMMON STOCK

(e)  CUSIP Number: 19089710

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

(a)  Amount beneficially owned:                                    1,193,777

(b)  Percent of class:                                                 9.01%

(c)  Number of shares as to which the person has:

     (i)   Sole power to vote or to direct the vote                1,110,077

     (ii)  Shared power to vote or to direct the vote                 83,700

     (iii) Sole power to dispose or to direct the disposition of   1,110,077

     (iv)  Shared power to dispose or to direct the disposition of    83,700

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

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ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION

Not applicable

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------------------------------
Date November 3, 2002

----------------------------------------
Signature /s/ Noel N. Rothman
Noel N. Rothman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person) , evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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